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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                SAFETY 1ST, INC.
                            (Name of Subject Company)


                                SAFETY 1ST, INC.
                      (Name of Person(s) Filing Statement)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    786475103
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                 MICHAEL LERNER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                SAFETY 1ST, INC.
                                   45 DAN ROAD
                                CANTON, MA 02021
                                 (781) -364-3100
  (Name and Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)


                                 WITH COPIES TO:

                              STUART M. CABLE, P.C.
                           JOSEPH L. JOHNSON III, P.C.
                           GOODWIN, PROCTER & HOAR LLP
                                 EXCHANGE PLACE
                        BOSTON, MASSACHUSETTS 02109-2881
                                 (617) 570-1000

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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     This Amendment No. 1 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Safety 1st, Inc. (the "Company") on May 8, 2000 relating to the tender offer by Diamond Acquisition Subsidiary Inc., a Massachusetts corporation and wholly owned subsidiary of Dorel Industries, Inc., a Quebec corporation ("Parent"), for all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company, at a purchase price of $13.875 per Share, net to the seller in cash, without interest thereon, less applicable withholding taxes, if any, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 2000 and the related Letter of Transmittal (which together constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-9. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged and all capitalized terms used herein shall have the respective meanings ascribed to them in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

     Item 8 is hereby amended and supplemented to add the following:

     The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer, expired as of May 23, 2000.


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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 24, 2000



                                          SAFETY 1ST, INC.


                                          By: /s/ Michael Lerner
                                              -------------------------------
                                              Name:  Michael Lerner
                                              Title: Chairman and
                                                     Chief Executive Officer